Exhibit 99(k)(10)

EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT (the “Agreement”) is between MML Investment Advisers, LLC, a Delaware limited liability company (the “Adviser”), and MassMutual AccessSM Pine Point Fund, a Delaware statutory trust (the “Fund”), effective as of the 21st day of December, 2021.

WHEREAS, the Fund is a closed-end management investment company registered as such with the Securities and Exchange Commission (the “SEC”) pursuant to the Investment Company Act of 1940, as amended;

WHEREAS, the Adviser is an investment adviser registered with the SEC as such under the Investment Advisers Act of 1940, as amended; and

WHEREAS, the Fund has appointed the Adviser as its investment adviser and the Adviser has agreed to act in such capacity upon the terms set forth in the Investment Advisory Agreement;

NOW THEREFORE, the Fund and the Adviser hereby agree as follows and this agreement can only be terminated by mutual consent of the Board of Trustees of the Fund and the Adviser:

1.	The Adviser agrees to cap the fees and expenses of the Fund (including organizational and offering expenses, but excluding extraordinary legal and other expenses, Acquired Fund Fees and Expenses, interest expense, expenses related to borrowings, securities lending, leverage, taxes, and brokerage, short sale dividend and loan expense, or other non-recurring or unusual expenses such as shareholder meeting expenses, as applicable (collectively, the “Excluded Expenses”)) through January 7, 2023, to the extent that Total Annual Fund Operating Expenses after Expense Reimbursement would otherwise exceed 2.55%, 2.80%, and 3.30% for Class 1, Class 2, and Class 3 shares, respectively.

2.	The Adviser shall be entitled to recoup in later periods expenses that the Adviser has paid or otherwise borne (whether through reduction of its advisory fee or otherwise) to the extent that the expenses for the Fund (including organizational and offering expenses, but excluding Excluded Expenses) after such recoupment do not exceed the lower of (i) the annual expense limitation rate in effect at the time of the actual waiver/reimbursement and (ii) the annual expense limitation rate in effect at the time of the recoupment; provided that the Adviser shall not be permitted to recoup any such fees or expenses beyond three years from the end of the month in which such fee was reduced or such expense was reimbursed.

IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the 21st day of December, 2021.

MML INVESTMENT ADVISERS, LLC

By:	/s/ Karl Beinkampen
Karl Beinkampen, Vice President

MASSMUTUAL ACCESS PINE POINT FUND

By:	/s/ Renee Hitchcock
Renee Hitchcock, Chief Financial Officer and Treasurer